                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                         (AMENDMENT NO._____________)*


       American Rivers Oil Company (formerly, Metro Capital Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $.01 par value
              --------------------------------------------------
                         (Title of Class of Securities)


                                   029328 10 1
                         ----------------------------
                                 (CUSIP Number)


         John A. Alsko, 716 College View Drive, Riverton, Wyoming  82501
      ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 September 6, 1994
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 029328 10 1                                             2 of 5 Pages

1.   Name of Reporting Person
     Social Security or I.R.S. Identification No. of above Person
          John A. Alsko
          Social Security No. ###-##-####

2.   Check the Appropriate Box If a Member of a Group
                                                                           [ ] A
                                                                           [ ] B
3.   Sec Use Only


4.   Source of Funds*
          00

5.   Check box if disclosure of legal proceedings is required pursuant to Items
     2(d) or 2(e)                                                          [ ]

6.   Citizenship or Place of Organization
                Mr. Alsko is a resident of the United States.

 Number of                             7.  Sole Voting Power
   Shares                                       120,750
Beneficially
 Owned by                              8.  Shared
Voting Power
   Each
 Reporting                             9.  Sole Dispositive Power
  Person                                        120,750
   With
                                      10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               120,750 (includes currently exercisable options to acquire 55,000 shares of Common Stock)

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*    [ ]

13.  Percent of Class Representing by Amount in Row (11)
          7.1%

14.  Type of Reporting Person*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP NO. 029328 10 1                                             3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER

          Common Stock, $.01 par value

          AMERICAN RIVERS OIL COMPANY
          700 East Ninth Avenue, Suite 106
          Denver, Colorado  80203

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The Reporting Person is John A. Alsko.

     (b) The mailing address and principal business address of the Reporting Person is:

          John A. Alsko
          Bishop Capital Corporation
          716 College View Drive
          Riverton,  WY  82501

     (c) Reporting Person is Vice-President - Finance of Bishop Capital Corporation, a wholly-owned subsidiary of the Issuer whose address is 716 College View Dr., Riverton, WY 82501.


     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 6, 1994, John A. Alsko acquired options to purchase 15,000 shares of Common Stock, exercisable at $.062 per share for 10 years, pursuant to the Issuer's 1992 Stock Option Plan. This acquisition resulted in Mr. Alsko's beneficial ownership exceeding 5.0% of the Issuer's Common Stock.

     On November 6, 1994, Mr. Alsko acquired 7,500 shares of Common Stock pursuant to the Issuer's 1987 Stock Bonus Plan.

     On August 1, 1995, options to purchase 5,000 shares of Common Stock vested with Mr. Alsko, which options were granted to Mr. Alsko pursuant to the Issuer's 1982 Stock Option Plan on August 1, 1991. Such options are exercisable at $1.31 per share for 10 years.

                                 SCHEDULE 13D

CUSIP NO. 029328 10 1                                             4 of 5 Pages

     On October 11, 1995, Mr. Alsko acquired 7,500 shares of Common Stock pursuant to the Issuer's 1987 Stock Bonus Plan and acquired options to purchase 15,000 shares of Common Stock, exercisable at $1.50 per share for 10 years, pursuant to the Issuer's 1992 Stock Option Plan.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities of the Issuer as reported herein for investment purposes.

     Except as otherwise stated herein, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) The Reporting Person may be deemed to beneficially own 120,750 shares of Common Stock of the Issuer, representing 7.1% of the Issuer's outstanding Common Stock as of November

                                 SCHEDULE 13D

CUSIP NO. 029328 10 1                                             5 of 5 Pages

          6, 1995 (which includes 55,000 shares of Common Stock underlying currently exercisable stock options).

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 120,750 shares reported herein.

     (c)  The transactions effected within the past 60 days are as follows:

                                    None.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 30, 1996


                                                   /s/ John A. Alsko
                                           ------------------------------------
                                           John A. Alsko

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).